UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                                                  Commission File No.: 000-50221
                                                  CUSIP No.: 44553R109


                           NOTIFICATION OF LATE FILING


(CHECK ONE): [_] Form 10-K,   [_] Form 20-F,   [_] Form 11-K,   [X] Form 10-QSB,
             [_] Form N-SAR

                           For Period Ended: September 30, 2006
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                           [   ]  Transition Report on Form 10-K
                           [   ]  Transition Report on Form 20-F
                           [   ]  Transition Report on Form 11-K
                           [   ]  Transition Report on Form 10-Q
                           [   ]  Transition Report on Form N-SAR

                           For the Transition Period Ended: ____________


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

                                     PART I
                             REGISTRANT INFORMATION


InforMedix Holdings, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

Georgetowne Park, 5880 Hubbard Drive
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Address of Principal Executive Office (Street and Number)

Rockville, Maryland 20852-4821
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City, State and  Zip Code



                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                  (b)      The subject annual report, semi-annual report,
[X] transition report on Form [X] 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of a recent change in Chief Financial Officer of the Registrant, and the registrant's receipt of a comment letter from the SEC in the ordinary course of review of the Registrant's Form 10-KSB for December 31, 2005, the information necessary to complete the registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006 could not be assembled on a timely basis without unreasonable effort or expense to the Registrant in its ordinary course of business.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Harry Stokes              301                 984-1566
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         (Name)               (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                           InforMedix Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 14, 2006                InforMedix Holdings, Inc.


                                        By:  /s/ Bruce Kehr
                                             ------------------------------
                                             Bruce Kehr
                                             Chief Executive Officer